Proficient Alpha Acquisition Corp.

40 Wall St., 29th floor

New York City, NY 10005

May 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela A. Long

Re:	Proficient Alpha Acquisition Corp.
Registration Statement on Form S-1
Filed on April 26, 2019, as amended
File No. 333-231084

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Proficient Alpha Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, May 28, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Kin Sze
Kin Sze
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Schiff Hardin LLP

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